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                             February 7, 2022

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
10, 2022
                                                            CIK No. 0001893645

       Dear Mr. Izraeli:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted January 10, 2022

       Market, Industry and Other Data, page ii

   1. We note you commissioned Life Science Intelligence, Inc. to compile "market opportunity data included in this
prospectus." Please file their consent as an exhibit to your registration statement.
Refer to Securities Act Rule 436(b).
       Summary, page 1

   2. As it appears you have not begun clinical trials, revise the disclosure on page 1 and throughout the document
to clarify you are a preclinical stage company, not a "clinical biotech company."
 Tomer Izraeli
FirstName  LastNameTomer Izraeli
Polyrizon Ltd.
Comapany7,NamePolyrizon
February    2022        Ltd.
February
Page 2 7, 2022 Page 2
FirstName LastName
3. Revise the summary to clarify the nature of your products as pharmaceuticals or medical devices or combination products (as noted on page 93), clarify the current stage of development for your products, the path to regulatory approval, the jurisdiction(s) in which you intend to apply for regulatory approval and, if obtained, market the products, and the time frame for your next regulatory submission(s). With respect to the required regulatory approvals, where you address particular pathways, briefly describe them, including the hybrid approval pathway in the European Union referenced at the top of page 3. Please be certain to balance your disclosure with the risks that you may not obtain regulatory approvals in the time frame(s) anticipated, if at all.
4. Where you discuss the experience of your leadership team, be more specific about the type of life sciences experience they have, what you mean by their "strong financial background," what comprises their "holistic know-how." Also, please provide additional details regarding the "renowned academics" and explain or otherwise rephrase your use of the term "thought leaders."
Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer, page 7

5. Here and on page 55 and F-10 you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under
         Section 107(b) of the JOBS Act. However, your Emerging Growth Company Status disclosure on page 71 states that you will not be able to avail yourselves of this extended transition period and, as a result, will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the FASB. Please correct the inconsistency. If you elect to opt out of these provisions, please indicate as such on the cover page.

Risk Factors
Risks Related to Our Business Operations
"Our business and operations have been . . . adversely affected by the evolving and ongoing
COVID-19 global pandemic", page 43

6. Revise this risk factor to update it to the nature of pandemic currently. The risk factor appears outdated where it speaks as though "a widespread pandemic" is a future possibility but not a certainty. In addition, revise to more specifically address how the pandemic has affected your company, to the extent it has, and how it may impact your company in the future. We note the reference to the annual report on Form F-1.
Use of Proceeds, page 62

7. Please revise to clarify whether the proceeds to be disclosed are intended to complete a particular phase of clinical development or to fully achieve marketing approval of the
         FDA or another regulatory agency, and specify the agency or agencies. To the extent that the proceeds are intended to complete only a particular phase of clinical development,
 Tomer Izraeli
FirstName  LastNameTomer Izraeli
Polyrizon Ltd.
Comapany7,NamePolyrizon
February    2022        Ltd.
February
Page 3 7, 2022 Page 3
FirstName LastName
         please identify the relevant clinical phase and disclose the amount and source of other funds needed for you to achieve commercialization. Refer to Instruction 3 to Item 3.C.1 of Form 20-F. Also, please clarify, based on your current plans, how far into the future the proceeds from this offering, together with your existing cash and cash equivalents, will fund your operations.
Capitalization, page 64

8. Please address the following comments related to your capitalization presentation:

                Please revise to only present long-term debt and equity items in the capitalization table.
                If you choose to present cash balances, please double underline them so it is clear that cash is not part of your total capitalization amount.
                Please revise to provide the number of shares outstanding historical, pro forma, as well as pro forma as adjusted in your common stock caption.
                Please revise to disclose under the table and where necessary, all outstanding options issued or contingently issuable as of date that are excluded from the capitalization presentation, including the New Options and the CEO options as disclosed at F-26.
Dilution, page 65

9. Please revise to present your historical net tangible book value as of June 30, 2021 as presented in the first paragraph of this section to be a deficit (i.e. negative balance).
Business
Overview, page 74

10. Revise to explain the basis on which you determine that this nasal liquid is a Class II medical device rather than a drug, which the FDA defines as "a substance intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease." Tell us the two predicate devices you plan to reference in your Class II 510(k) submission for PL-14, as disclosed on page 89.
Product Roadmap, page 77

11. Revise the pipeline table to include separate columns for Phases I, II and III of clinical development (replacing the terms "Pilot" and "Pivotal"), or tell us on what basis you expect to combine clinical phases (as depicted) for all of your candidates in all jurisdictions. If the terms "Pilot" and "Pivotal" had meanings other than "Phase I" and
         "Phase III," respectively, please provide further explanation. Clarify when you expect to submit an IND to the FDA or other regulatory body for each product candidate, to the extent known. Use an arrow to indicate the current status of each product candidate, and in the last column, remove "FDA Approval" and replace it with a milestone column where you list the date of your next anticipated milestone.
 Tomer Izraeli
FirstName  LastNameTomer Izraeli
Polyrizon Ltd.
Comapany7,NamePolyrizon
February    2022        Ltd.
February
Page 4 7, 2022 Page 4
FirstName LastName
Study Results, page 77

12. Revise this section to clarify who performed the studies you reference, the type of studies performed, the number of subjects, type of subjects and the objective results, including p values. Currently, you state that "over 10 pre-clinical studies were performed," but address one, "a viral or allergen blocking assay" using "host cells treated with your formula." As you revise this section, when reporting results of studies, present objective data resulting from your trials without including conclusions related to efficacy, such as
         "the formulation [was] found to be very effective for preventing the house dust mite allergen . . ." on page 77.
Competition, page 87

13. Revise the graphic on page 87 to increase the size so that it is readable, including the footnote, and to explain the graphic so investors understand what information you are attempting to convey. Here and throughout your document, avoid describing your product candidates as "safe" or effective, as safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators, and they continue to be evaluated throughout all phases of clinical trials.
Intellectual Property, page 98

14. Here you state that you hold no patents, but expect to file patents in the future. In the risk factor on page 38, you state that you have filed patent applications. Revise this section to address the type of patent applications sought and to which product candidate family it relates, or advise.
Management, page 102

15. To the extent you have not done so, provide the business experience for each officer and director for the past five years, including Ms. Sidi and Mr. Zalman, as required by Item
         401(e) of Regulation S-K.
Description of Share Capital, page 124

16. Please clarify the applicability of the exclusive forum provision described on page 128 in light of the risks related to obtaining and/or enforcing judgments pursuant to the securities laws in the risk factor on page 58 and the disclosure on page 146. U.S. Federal Income Tax Considerations, page 137

17. Clarify the "current taxable year" for which you believe you will not be a passive foreign investment company ("PFIC"), as disclosed on page 139. Provide a tax opinion for this disclosure or tell us why one is not required. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, Section III.A.2. We note this disclosure is not consistent with the risk factor on page 53, where you state you "may be classified as a PFIC for the
 Tomer Izraeli
Polyrizon Ltd.
February 7, 2022
Page 5
      taxable year ended December 31, 2020." Highlight the risk that you will be a passive foreign investment company in the summary risk factors.
General

18. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameTomer Izraeli
                                                           Division of
Corporation Finance
Comapany NamePolyrizon Ltd.
                                                           Office of Life
Sciences
February 7, 2022 Page 5
cc:       David Huberman, Esq.
FirstName LastName